

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3561

June 13, 2019

Jim Hallett
Chairman of the Board and Chief Executive Officer
IAA, Inc.
Two Westbrook Corporate Center, Suite 500
Westchester, Illinois 60154

> **Re:**  **IAA, Inc.**
> **Form 10-12B**
> **Filed June 28, 2018**
> **File No. 001-38580**

Dear Mr. Hallett:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products